AB 3/23

[redacted]

09059895

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 66066

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brokers From Campbell, LLC

SEC Mail Processing Section
MAR 18 2009
Washington, DC
121

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5664 Prairie Creek Dr
(No. and Street)

Caledonia	Michigan	49316
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Diepenhourst (616) 878-0330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Monroe, Sweeris & Tromp
(Name – *if individual, state last, first, middle name*)

6617 Crossing Dr. Ste 100	Grand Rapids	Michigan	49508
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/25

OATH OR AFFIRMATION

I, Christopher Diepenhorst, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brokers From Campbell LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Officer

Title

Notary Public

Acting in the County of Kent - My commission expires 08-10-2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROKERS FROM CAMPBELL, LLC

2008 ANNUAL REPORT

BROKERS FROM CAMPBELL, LLC

TABLE OF CONTENTS

BROKERS FROM CAMPBELL, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

AND

BROKERS FROM CAMPBELL, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

MONROE, SWEERIS & TROMP P.L.C.

Certified Public Accountants and Consultants

February 2, 2009

INDEPENDENT AUDITOR'S REPORT

To the Member
Brokers From Campbell, LLC
Caledonia, Michigan

We have audited the accompanying balance sheets of Brokers From Campbell, LLC as of December 31, 2008 and Brokers From Campbell, Inc. as of December 31, 2007, and the related statements of income, equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements mentioned are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Brokers From Campbell, LLC as of December 31, 2008 and Brokers From Campbell, Inc. as of December 31, 2007 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Monroe, Sweeris & Tromp

6617 CROSSING DRIVE, STE 100 ~ GRAND RAPIDS, MI 49508 PHONE (616) 554-5800 ~ FAX (616) 554-5801 ~ www.mstpc.com

Dell A. Sweeris John W. Tromp Keith H. Gohlke Mark L. Thorne

BROKERS FROM CAMPBELL, LLC
BROKERS FROM CAMPBELL, INC.
BALANCE SHEETS

ASSETS (NOTE 1)

	December 31,	
	2008	2007
CURRENT ASSETS:		
Cash	$ 143 108	$ 143 663
Commissions receivable	105	135
Prepaid Expenses	486	-
	$ 143 699	$ 143 798

LIABILITIES AND EQUITY

	2008	2007
CURRENT LIABILITIES:		
Accrued expenses	$ 4 462	$ 4 929
EQUITY:		
Common stock, $1 par value 500,000 shares authorized; 1,000 shares issued and outstanding	-	1 000
Additional paid-in-capital	-	24 000
Retained earnings	-	113 869
Member's equity	139 237	-
TOTAL EQUITY	139 237	138 869
	$ 143 699	$ 143 798

See accompanying notes to financial statements.

BROKERS FROM CAMPBELL, LLC
BROKERS FROM CAMPBELL, INC.
STATEMENTS OF INCOME

	Year Ended December 31,	
	2008	2007
REVENUE:		
Commissions earned	$ 1 989	$ 26 587
EXPENSES:		
Licenses, fees and taxes	286	675
Administrative and professional fees	2 841	4 863
Dues and subscriptions	-	-
TOTAL EXPENSES	3 127	5 538
Operating income (loss)	(1 138)	21 049
OTHER INCOME:		
Interest	1 506	2 609
Other income (Note 1)	-	35 000
TOTAL OTHER INCOME	1 506	37 609
NET INCOME	$ 368	$ 58 658

See accompanying notes to financial statements.

BROKERS FROM CAMPBELL, LLC
BROKERS FROM CAMPBELL, INC.
STATEMENTS OF EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Member's Equity
BALANCE, January 1, 2007	$ 1 000	$ 24 000	$ 55 211	$ -
ADD, net income for 2007	-	-	58 658	-
BALANCE, December 31, 2007	1 000	24 000	113 869	-
REORGANIZATION (NOTE 1)	(1 000)	(24 000)	(113 869)	138 869
ADD, net income for 2008	-	-	-	368
BALANCE, December 31, 2008	$ -	$ -	$ -	$ 139 237

See accompanying notes to financial statements.

BROKERS FROM CAMPBELL, LLC
BROKERS FROM CAMPBELL, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 368	$ 58 658
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in commissions receivable	30	(135)
Decrease in prepaid expense	(486)	-
Increase (decrease) in accrued expenses	(467)	1 929
Net cash provided by (used in) operating activities	(555)	60 452
NET INCREASE (DECREASE) IN CASH	(555)	60 452
CASH - BEGINNING OF YEAR	143 663	83 211
CASH - END OF YEAR	$ 143 108	$ 143 663

See accompanying notes to financial statements.

NOTE 1 - ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

Brokers From Campbell, LLC is a National Association of Securities Dealers (NASD) registered override broker/dealer that receives commission overrides from other broker/dealers. Brokers From Campbell, LLC has no customers of its own and does not maintain customer accounts or transact customers' funds. Affiliated entities of The Campbell Group, the Company's parent corporation, refer clients to a broker/dealer representative, who then calls on the respective clients to develop and sell financial planning and estate planning services. A percentage of the broker/dealer sales commissions are paid to Brokers From Campbell, LLC.

During 2007, NASD consolidated with the NYSE Member Regulation Organization to create FINRA, Financial Industry Regulatory Authority of which Brokers From Campbell, LLC is now a member. Any organization who was a member of NASD received a one-time special payment of $35,000 to reflect the cost savings resulting from the consolidation.

OWNERSHIP AND MANAGEMENT

The Company is a wholly owned subsidiary of The Campbell Group. As such, its business activities and affairs are controlled by the management of The Campbell Group.

Effective on December 31, 2008 the ownership of the parent company, Campbell Management Group, Inc. changed and the entity became Acqisure, LLC d/b/a as The Campbell Group. At the date of acquisition, Brokers From Campbell, Inc. was converted to a limited liability company and the name was changed to Brokers From Campbell, LLC. There was no change in the management of activities and affairs of either entity.

INCOME TAXES

Prior to December 31, 2008 The Company was organized as an S-Corporation; as such all items of profit and loss were passed through to the stockholder.

Effective with the change in ownership as described above, the organization was converted to a limited liability company; as such all items of profit and loss will be passed through to its sole member.

NOTE 1 – ACCOUNTING POLICIES (CONTINUED)

ADMINISTRATIVE EXPENSES

Administrative expenses to the parent company were incurred in the amount of $1,376 and $1,010 during 2008 and 2007, respectively. The amount payable to the parent company was $821 and $1,431 as of December 31, 2008 and 2007, respectively.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. While management believes it has consistently applied its best judgment in those areas requiring estimates, actual results could differ from those estimates.

CASH

In the normal course of operations the Company may have on deposit with its bank amounts in excess of the FDIC insured limit of $100,000. On October 3, 2008 FDIC insurance temporarily increased the amount from $100,000 to $250,000 per depositor through December 31, 2009. On October 14, 2008 FDIC extended unlimited coverage on all non-interest bearing deposit accounts through December 31, 2009.

ADVERTISING

The Company did not incur any advertising costs during 2008 and 2007.

MONROE, SWEERIS & TROMP P.L.C.

Certified Public Accountants and Consultants

February 2, 2009

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION

To the Member
Brokers From Campbell, LLC
Caledonia, Michigan

Our report on our audits of the basic financial statements of Brokers From Campbell, LLC for 2008 and Brokers From Campbell, Inc for 2007 appears on page 6. Those audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The net capital computation as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Monroe, Sweeris & Tromp

6617 CROSSING DRIVE, STE 100 ~ GRAND RAPIDS, MI 49508 PHONE (616) 554-5800 ~ FAX (616) 554-5801 ~ www.mstpc.com

Dell A. Sweeris John W. Tromp Keith H. Gohlke Mark L. Thorne

BROKERS FROM CAMPBELL, LLC
SCHEDULE OF ADDITIONAL INFORMATION
NET CAPITAL COMPUTATION
SEC RULE 15c3-1
DECEMBER 31, 2008

CALCULATION OF NET CAPITAL:

TOTAL ASSETS	$ 143 699
TOTAL LIABILITIES	4 462
NET WORTH	139 237
ADDITIONS to net worth:	
None	-
DEDUCTIONS to net worth:	
Non-allowable assets - none	-
TENTATIVE NET CAPITAL	139 237
HAIRCUTS - NONE	-
NET CAPITAL (NC)	$ 139 237
SEC Rule 17a-11 minimum net capital requirement:	
(1) **SEC REQUIRED MINIMUM DOLLAR AMOUNT OF NET CAPITAL** 120% of minimum dollar amount of net capital - $6,000	$ 5 000
(2) Net capital to aggregate indebtedness (AI) of at least 1/8	-
TOTAL AI	-
(3) Market maker requirement not applicable - Brokers from Campbell, Inc. is not a market maker	-
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF (1), (2) OR (3)	$ 5 000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 134 237

This schedule was reconciled to Brokers From Campbell, LLC December 31, 2008 Focus II A filing with no material differences.

See accompanying independent auditor's report on additional information.

Monroe, Sweeris & Tromp P.L.C.

Certified Public Accountants and Consultants

February 2, 2009

BROKERS FROM CAMPBELL, LLC
SUPPLEMENTAL REPORT ON INTERNAL CONTROL
YEAR ENDED DECEMBER 31, 2008

To the Member
Brokers From Campbell, LLC
Caledonia, Michigan

As part of our audit of the financial statements of Brokers From Campbell, LLC as of and for the year ended December 31, 2008, we reviewed and evaluated the accounting system and the internal accounting controls in place and employed by the Company. Based upon our audit we did not disclose any material weakness in internal controls.

Monroe, Sweeris + Tromp

6617 CROSSING DRIVE, STE 100 ~ GRAND RAPIDS, MI 49508 PHONE (616) 554-5800 ~ FAX (616) 554-5801 ~ www.mstpc.com

Dell A. Sweeris John W. Tromp Keith H. Gohlke Mark L. Thorne

BROKERS FROM CAMPBELL, LLC

2008 ANNUAL REPORT

BROKERS FROM CAMPBELL, LLC

TABLE OF CONTENTS